Filed pursuant to Rule 433

Registration Statement No. 333-263376

Dated July 18, 2023

UBS AG Dual Directional Barrier Market Linked Notes with Daily Barrier Observation

Linked to the S&P 500® Index due on or about July 24, 2025

This document provides a summary of the terms of the Dual Directional Barrier Market Linked Notes with Daily Barrier Observation (the “Notes”). Investors should carefully review the accompanying preliminary pricing supplement for the Notes, the accompanying product supplement, the index supplement and the accompanying prospectus, as well as the “Selected Risk Considerations” section below, before making an investment decision.

The Notes do not pay interest and investors’ potential return on the Notes is subject to, and will not exceed, the maximum payment at maturity per Note, as limited by the upper barrier and the lower barrier. The contingent repayment of principal applies only if you hold the Notes to maturity. The Notes are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS”), and all payments on the Notes are subject to the credit risk of UBS. As used in this document, “we,” “us,” or “our” refers to UBS.

Summary of Preliminary Terms
Issuer:	UBS AG London Branch (“UBS”)
Principal Amount:	$1,000 per Note
Term:

Approximately 2 years. In the event that we make any change to the expected trade date and settlement date, the calculation agent may adjust the final valuation date and maturity date to ensure that the stated term of the Notes remains the same.

Underlying Asset:	The S&P 500® Index
Trade Date*:	Expected to be July 20, 2023
Settlement Date*:	Expected to be July 25, 2023
Final Valuation Date*:	Expected to be July 21, 2025*
Maturity Date*:	Expected to be July 24, 2025*
Maximum Payment at Maturity (per Note):	$1,300.00
Barrier Event:

A barrier event will occur if, on any trading day during the observation period (including the final valuation date), the closing level of the underlying asset is either (i) greater than the upper barrier or (ii) less than the lower barrier.

Observation Period*:	Each day from but excluding the trade date to and including the final valuation date.
Conditional Return:	1.00%
Initial Level**:	The closing level of the underlying asset on the trade date.
Upper Barrier**:	A level of the underlying asset equal to the initial level plus 30.00% of the initial level.
Lower Barrier**:	A level of the underlying asset equal to the initial level minus 30.00% of the initial level.
Final Level**:	The closing level of the underlying asset on the final valuation date.
Underlying Return	The quotient, expressed as a percentage, of the following formula: Final Level – Initial Level Initial Level
Underwriting Compensation***:	$17.50 (1.75%) per Note.
CUSIP / ISIN:	90279GE47 / US90279GE471
Estimated Initial Value:	Expected to be between $936.70 and $966.70 per Note. See “Key Risks” in the preliminary pricing supplement.
Preliminary Pricing Supplement:	http://www.sec.gov/Archives/edgar/data/1114446/000183988223018368/ubs_424b2-09764.htm

* Subject to postponement for market disruption events and non-trading days, as applicable, as described in the accompanying preliminary pricing supplement.

** As determined by the calculation agent and as may be adjusted as further described the accompanying preliminary pricing supplement.

*** See “Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any)” in the accompanying preliminary pricing supplement.

If a barrier event has occurred, UBS will pay you an amount in cash equal to:
$1,000 × (1 + Conditional Return)
Your return will be limited to the conditional return of 1.00% if a barrier event occurs.
If a barrier event has not occurred, UBS will pay you an amount in cash equal to:
$1,000 × (1 + absolute value of the Underlying Return)

Because the upper barrier and lower barrier are equal to the initial level plus or minus 30.00% of the initial level, respectively, in this scenario the maximum payment at maturity will be $1,300.00 per Note and your maximum return will be limited to 30.00%.

UBS Securities LLC

You will find a link to the accompanying preliminary pricing supplement for the Notes above and links to the accompanying product supplement, accompanying index supplement and accompanying prospectus for the Notes under “Additional Information about UBS and the Notes” in the preliminary pricing supplement, which you should read and understand prior to investing in the Notes.

UBS has filed a registration statement (including a prospectus as supplemented by an index supplement, product supplement and the preliminary pricing supplement) with the Notes and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement, the accompanying product supplement and the index supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-833-653-0401. Our Central Index Key, or CIK, on the SEC web site is 0001114446.

Selected Risk Considerations

The risks set forth below are discussed in more detail in the “Key Risks” section in the preliminary pricing supplement. Please review those risks, along with the additional risks discussed in the accompanying product supplement and accompanying prospectus, before making an investment decision.

Risks Relating to Return Characteristics

●The stated payout from the issuer applies only if you hold your Notes to maturity — You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment irrespective of the performance of the underlying asset. All payments on the Notes are subject to the creditworthiness of UBS.

●A barrier event may occur on any trading day during the observation period, in which case your return at maturity will be limited to the condition return

●If a barrier event occurs during the observation period, you will receive the principal amount of your Notes plus the conditional return, even if the final level is between the upper barrier and the lower barrier

●Even if a barrier event does not occur, your return at maturity will be limited by the upper barrier and the lower barrier

●Your return on the Notes may change significantly despite only a small difference in the underlying return

●The probability that a barrier event will occur will depend on the volatility of the underlying asset

●No interest payments — UBS will not pay any interest with respect to the Notes.

●Owning the Notes is not the same as owning the underlying constituents and the absolute return feature is not the same as taking a short position directly in the underlying constituents

Risks Relating to Characteristics of the Underlying Asset

●Market risk

●There can be no assurance that the investment view implicit in the Notes will be successful

●Changes affecting the underlying asset, including regulatory changes, could have an adverse effect on the market value of, and return on, your Notes

●UBS cannot control actions by the index sponsor and the index sponsor has no obligation to consider your interests

●The S&P 500® Index reflects price return, not total return

Estimated Value Considerations.

●The issue price you pay for the Notes will exceed their estimated initial value

●The estimated initial value is a theoretical price; the actual price at which you may be able to sell your Notes in any secondary market (if any) at any time after the trade date may differ from the estimated initial value

●Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the Notes as of the trade date

Risks Relating to Liquidity and Secondary Market Price Considerations

●There may be little or no secondary market for the Notes

●The price at which UBS Securities LLC and its affiliates may offer to buy the Notes in the secondary market (if any) may be greater than UBS’ valuation of the Notes at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements

●Economic and market factors affecting the terms and market price of Notes prior to maturity

●Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices

Risks Relating to Hedging Activities and Conflicts of Interest

●Potential UBS impact on price

●Potential conflicts of interest

●Potentially inconsistent research, opinions or recommendations by UBS

Risks Relating to General Credit Characteristics

●Credit risk of UBS

●The Notes are not bank deposits

●If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the Notes and/or the ability of UBS to make payments thereunder

Risks Relating to U.S. Federal Income Taxation

●Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation and read the sections “What Are the Tax Consequences of the Notes?” herein and “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement.

UBS Securities LLC